



Pascal Haider · 3rd

Managing Partner | Chief Operating Officer @ RIX ✈ |
Founder & Business Enthusiast 💡 | World Traveler

United Arab Emirates · 500+ connections · **Contact info**

RIX **RIX GROUP AG**

— **Universität Liechtenstein**

Experience



COO & Board Member
RIX GROUP AG
2013 – Present · 7 yrs
Switzerland



Co-Founder
GarfieldEATS
2017 – Present · 3 yrs
Toronto, Dubai

Member of the Executive Board
Austrian Business Council
2019 – Present · 1 yr
Dubai, United Arab Emirates

Co-founder
Venturetech AG
Jan 2013 – Present · 7 yrs 2 mos
Zurich, Switzerland

Owner
Haider Consulting
2011 – Present · 9 yrs
Dubai, United Arab Emirates

Start-Up Consulting, Business Development, Innvovation Management, Internationalization

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Education



Universität Liechtenstein
Master in International Management



University of Gloucestershire
Master of Business Administration (MBA)



Высшая Школа Менеджмента Санкт-Петербургского Государственного

 Университета

international module as part of MBA

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Skills

Leadership

Sales

Motivational Speaking

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